EXHIBIT 9.1

                                VOTING AGREEMENT


         VOTING AGREEMENT (this "Agreement"), dated as of December 30, 2002, by and among Mark Waldron("Waldron") and Daniel Yun ("Yun").

                                   WITNESSETH

         WHEREAS, Waldron is presently the beneficial owner of 10,247,377 shares of Common Stock of the Corporation (the shares of Common Stock presently owned by Waldron are hereinafter referred to as the "Waldron Shares"); and

         WHEREAS, Yun is presently the beneficial owner of 11,463,166 shares of Common Stock of the Corporation (the shares of Common Stock presently owned by Yun are hereinafter referred to as the "Yun Shares"); and

         WHEREAS, Waldron and Yun have agreed to vote their shares of Common Stock in unison upon the terms and conditions stated herein.

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Simultaneously with the execution of this Agreement, each of Waldron and Yun agrees to vote all of their shares of Common Stock in unison, provided that in the event and to the extent that Waldron and Yun cannot agree on how to vote their shares of Common Stock with respect to a particular matter, then each of them shall vote their shares of Common Stock in a manner consistent with the recommendation of the majority of the Board of Directors of the Corporation.

         2. Each of Waldron and Yun shall be entitled to all cash dividends, and other distributions, if any, with respect to the Waldron Shares and the Yun Shares, respectively, including distributions for splits or dividends.

         3. The term of the Voting Agreement hereby created shall be for five
(5) years; provided, however, that it is expressly understood and agreed that this Agreement shall automatically and immediately terminate with respect to any Waldron Shares or Yun Shares upon the sale to a non-related or unaffiliated party of any such shares of Common Stock by Waldron or Yun, respectively, as the case may be, either in compliance with the registration requirements of Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the "Securities Act"), or an exemption from the registration requirements of the Securities Act.

         4. A duplicate copy of this Agreement shall be filed in the principal office of the Corporation in the State of California.
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         5. Regardless of the place of execution or performance, the validity of this Agreement, or any part hereof, and the interpretation of all the provisions herein, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to such state's conflicts of law provisions. All of the parties hereto hereby irrevocably consent to the jurisdiction and venue of the Federal and State courts located in the State of New York, County of New York.

         6. The invalidity of any term or provision of this Agreement shall not affect the validity of the remainder of this Agreement.

         7. This Agreement shall bind and benefit the parties hereto, their heirs, administrators, executors, successors, and assigns.

         8. This Agreement may be executed simultaneously in one or more original or facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may only be modified by a writing signed by all of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement in duplicate on the date first above written.


                                            /s/ MARK WALDRON 12/30/02 & 01/16/03


                                            /s/ DANIEL YUN 01/03/03 & 01/17/03